November 30, 2009

Michelle Y. Mesack, Esquire
K & L Gates LLP
1601 K Street NW
Washington, DC   20006-1600


Re: Legg Mason Global Asset Management Trust
File Nos. 333-162441; 811-22338


Dear Ms. Mesack:

We have reviewed the registration statement on Form N-1A for Legg Mason Global Asset Management Trust (the "Trust"), filed with the Commission on October 13, 2009. The registration statement registers shares in three initial series: Legg Mason International Opportunities Bond Fund ("Bond Fund"), Legg Mason Manager Select Large Cap Growth Fund ("Growth Fund"), and Legg Mason Manager Select Large Cap Value Fund ("Value Fund"). Based upon Securities Act Release No. 6510 and the representations contained in your letter dated October 13, 2009, we conducted a selective review of the registration statement. We have the following comments.

Prospectus

<u>General</u>

1.   The registration statement was filed on the amendments to Form N-1A, effective March 31, 2009. Instruction 3 to Form N-1A states that disclosure in response to Items 2 through 8 "may not include disclosure other than that required or permitted by those Items." Please review those Items to ensure that there is no extraneous information.

2.   Please disclose what is meant by "investment grade" when the term is first used.

3.   Please disclose the parameters of the "wrap programs" in the prospectus for the Bond Fund. Also, please explain what, if any, additional fees the shareholder will pay for participating in such program.

4.   Please include a statement that there is no guarantee that the Fund's investment objective will be achieved. Also, please clarify which strategies are principal and which are not.

Investment Objective

5.   Given that the investment objective for the Growth Fund and the Value Fund is the same (long-term growth of capital), please briefly disclose why shareholder would chose to invest in one versus the other.

Principal Investment Strategies

6.   In the Bond Fund's prospectus, please disclose the percentage of investments in U.S. currency, and how investing in currency will further the Bond Fund's investment objective.

7.   Please clarify what is meant by investing "significantly" in certain investments, and how investing "significantly" in each type of investment comports with the investment objective of each Fund.

8.   In the Growth Fund and Value Fund, please define "large cap" and disclose how the advisers will determine which portfolio securities to purchase and sell.

Fees and Expenses of the Fund

9.   Please replace the phrase "The accompanying tables describe" with "This table describes."

9a.   Delete footnotes 1, 2, and 4 in the summary prospectuses. See comment one, above. In footnote 2 to the fee table for the Bond Fund, please disclose the fees associated with the "wrap programs." Also, the prospectus must disclose what is meant by certain approved mutual fund asset allocation programs, *i.e.,* whether they are affiliated with the Trust. Also, please disclose the parameters of the wrap program in the prospectus, where appropriate.

10.   Please delete the term "waiver" in the Bond Fund's footnote 4, given the recapture. Also, please shorten footnote 4 to show the limit in effect when the recapture amount is paid to the advisor.

10a.   In the Growth Fund and Value Fund, please remove the term "waive" and shorten the contractual waiver until 2010, given only the board of directors can terminate amounts subject to recapture.

10b.   Given that the Growth Fund will invest in ETFs, please disclose any applicable acquired fund fee expenses in the fee table.

Principal investment strategies

11.   Please label the below investment grade securities as "junk."

11a.   Please disclose how investing in emerging markets debt is consistent with securities of fixed income securities of foreign issuers located in developed countries.

11b.   Please indicate how the investment adviser will determine which securities to buy and sell. Also, please state whether derivatives will count toward the 80% policy.

11c.   In the Growth Fund, please disclose why it is appropriate to have an international/global adviser given the fund may invest up to only 20% in foreign companies.

Certain risks

12.   Please disclose how derivative instruments and hedging transactions relate to a principal strategy to invest in foreign debt securities.

13.   The risk section describes certain risks, *e.g.,* foreign investments, ETFs, convertible securities, short sales, derivatives, that are not described in the principal investment strategies section. Please explain why there is no disclosure in the strategies section.

13a.   Please remove the statement that other factors could adversely affect your investment, or disclose the factors. Also, please inform the staff whether the IRA and other retirement plans can be combined into a section labeled "Other Retirement Plans."

Shareholder eligibility

14   Please disclose when and how shareholders will be notified of revisions to the minimum initial investment requirement and other eligibility requirements, given that they can be revised "at any time."

Purchasing Shares

15.   Please clarify that since a "Financial Adviser" is an agent of the Fund, orders received by the Financial Adviser at the close of regular trading will be treated as if received by the Fund at the close of regular trading. In other words, please remove the phrase "and communicated to the fund on the following business day."

16.   Please add that for purchases and redemptions of shares, the investor receives the NAV next determined, *i.e.,* 4:00 PM, unless the NYSE closes early.

<u>Performance of Related Funds and Accounts</u>

17.   Please disclose whether the International Opportunities Fixed Income Composite ("Composite") is similarly managed as the Bond Fund, and whether Brandywine Global also manages other funds similar to the Bond Fund.

18.   Please disclose the rationale for choosing the Composite to show the adviser's performance. Also, please disclose what is meant by the Composite "return also contains accounts no longer with the firm."

<u>Multi-Manager Approach (Growth Fund and Value Fund)</u>

19.   Please reconcile in the first paragraph of this section the discussion of three investment strategies among two subadvisers, when it appears that the funds have four different strategies utilized by three subadvisers. Also, please reconcile this disclosure with the section titled "Subadvisers" that lists five subadvisers. Also, in the list of "Portfolio Managers," please disclose the titles and remove any redundant information.

Statement of Additional Information

20.   Please clarify which investment strategies are principal and which are not. Also, please state what senior securities issuances may be permitted under the 1940 Act.

20a.   Please add the phrase "or group of industries" after "in any one industry."

20b.   Please clarify whether each fund is diversified or non-diversified.

General Comments

21.   We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

22.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel